EXHIBIT NO. 99.(j) 4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references made to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm and Financial Statements” and “Appendix M — Recipients of Non-Public Portfolio Holdings on an Ongoing Basis” in the Statement of Additional Information of MFS Emerging Markets Debt Local Currency Fund, a series of MFS Series Trust X, in Post-Effective Amendment No. 144 to the Registration Statement (Form N-1A, No. 33-1657).

We also consent to the incorporation by reference, in such Statement of Additional Information of our report, dated December 14, 2018, with respect to the financial statements and financial highlights of MFS Emerging Markets Debt Local Currency Fund, included in the Annual Report to Shareholders for the fiscal year ended October 31, 2018.

ERNST & YOUNG LLP
Ernst & Young LLP

Boston, Massachusetts

February 26, 2019